UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	January 31, 2013	Consolidated Business Result for the Third Quarter of the Fiscal Year Ending March 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Senior Managing Director and General Manager of Corporate Planning

Date: January 31, 2013

[Exhibit 1]

[Translation]

Consolidated Business Results for the Third Quarter of the Fiscal Year Ending March 31, 2013

[U.S. GAAP]

January 31, 2013

Listed Company: Wacoal Holdings Corp.		Stock Exchanges: Tokyo, Osaka
Code Number: 3591 (URL: http://www.wacoalholdings.jp/)
Representative:	Position: President and Representative Director
Name: Yoshikata Tsukamoto
For Inquiries:	Position: Senior Managing Director and General Manager of Corporate Planning
	Name: Ikuo Otani	Tel: +81 (075) 682-1028

Scheduled quarterly report submission date: February 14, 2013
Scheduled dividend payment start date: -
Supplementary materials regarding quarterly business results: None
Explanatory meeting regarding quarterly business results: None

(Amounts less than 1 million yen have been rounded)

1.	Third Quarter of the Fiscal Year Ending March 31, 2013 (April 1, 2012 – December 31, 2012)

(1)	Consolidated Business Results

	(% indicates increase (decrease) from the corresponding period of the previous fiscal year)

	Net Sales		Operating Income		Pre-tax Net Income[1]		Net Income Attributable to Wacoal Holdings Corp.
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Third Quarter ended December 31, 2012	135,547	2.6	11,532	(1.2)	11,602	2.7	7,066	(1.8)
Third Quarter ended December 31, 2011	132,057	3.1	11,669	30.2	11,295	31.9	7,195	58.2

(Note) Quarterly comprehensive income:	7,302 million yen (increase of 61.9%) for the third quarter ended December 31, 2012
4,511 million yen (increase of 225.2%) for the third quarter ended December 31, 2011

	Net Income Attributable to Wacoal Holdings Corp. Per Share	Diluted Net Earnings Attributable to Wacoal Holdings Corp. Per Share
	Yen	Yen
Third Quarter ended December 31, 2012	50.17	50.09
Third Quarter ended December 31, 2011	51.08	51.03

(Note)	As described in “2. Matters Concerning Summaries (Other Information) (3) Summary of Changes in Accounting Principles” on page 5, retroactive adjustments have been made to the results for the third quarter ended December 31, 2011.

[1]	This item refers to “income before income taxes, equity in net income (loss) of affiliated companies, and net loss (income) attributable to noncontrolling interests” in the consolidated statements of income included in our annual report on Form 20-F for the fiscal year ended March 31, 2012.

(2)	Consolidated Financial Condition

	Total Assets	Total Equity (Net Assets)	Total Shareholders’ Equity	Total Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
	Millions of Yen	Millions of Yen	Millions of Yen	%	Yen
As of December 31, 2012	237,537	176,951	174,712	73.6	1,240.45
As of the end of Fiscal Year (March 31, 2012)	221,098	173,428	171,496	77.6	1,217.57

2.	Status of Dividends

	Annual Dividend
	End of First Quarter	End of Second Quarter	End of Third Quarter	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended March 31, 2012	—	—	—	28.00	28.00
Fiscal Year Ending March 31, 2013	—	—	—
Fiscal Year Ending March 31, 2013 (Estimates)				28.00	28.00

(Note) Revision of estimated dividends announced during the latest quarter: No

3.	Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2013 (April 1, 2012 – March 31, 2013)

(% indicates increase (decrease) from the previous fiscal year)

	Net Sales		Operating Income		Pre-tax Net Income		Net Income Attributable to Wacoal Holdings Corp.		Net Income Attributable to Wacoal Holdings Corp. Per Share
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
Annual	185,000	7.6	11,500	10.8	12,000	17.6	7,600	9.9	53.96

(Note) Revision of forecast of consolidated business results announced during the latest quarter: No

4.	Other

(1)	Changes in significant subsidiaries in the third quarter of the current fiscal year (i.e., changes in specified subsidiaries (tokutei kogaisha) which involve change in scope of consolidation): None

(2)	Application of simplified accounting methods and specific accounting methods: None

(3)	Changes in accounting principles:

(i)	Changes due to modifications in accounting standards, etc.: None
(ii)	Changes other than (i) above: Yes

(Note) For details, please see “2. Matters Concerning Summaries (Other Information) (3) Summary of Changes in Accounting Principles” on page 5.

(4)	Number of Issued Shares (Common Stock)

	Third Quarter ended December 31, 2012	Fiscal Year ended March 31, 2012
(i) Number of issued shares (including treasury stock) as of the end of:	143,378,085 shares	143,378,085 shares
(ii) Number of shares held as treasury stock as of the end of:	2,532,154 shares	2,527,015 shares
(iii) Average number of shares during consolidated third quarter:	140,846,597 shares	140,849,304 shares (third quarter ended December 31, 2011)

*Notes on Implementation of Quarterly Review Procedures

This summary of quarterly financial results is not subject to the quarterly review procedures based on the Financial Instruments and Exchange Law. The review procedures for the quarterly financial statements based on the Financial Instruments and Exchange Law had not been completed at the time of disclosure of this summary of quarterly financial results.

*Cautionary Statement regarding Forecast of Business Results

The forecast of business results is based on information available as of the date these data were released and, due to various risks, uncertainties and other factors arising in the future, actual results in the future may differ largely from the estimates set out in this document.

These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn on our sales and profitability in Japan and our other markets; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, and market products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to attract and retain highly qualified personnel; effects of irregular weather events on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks relating to return of investment for development of new markets; risks relating to intellectual property; risks relating to protection of customer information and our ability to protect our trade secrets; risks relating to internal controls over financial reporting; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; the impact of any natural disaster or epidemic on our business; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Table of Contents for Attached Materials

1.	Qualitative Information regarding Consolidated Performance during the Third Quarter

(1)	Qualitative Information regarding Consolidated Business Results

(i)	Performance Overview of the Third Quarter

Our group (primarily Wacoal Corp., our core operating entity) entered the final year of our three-year mid-term plan and sought to improve profitability through market share expansion and structural reform of our domestic innerwear business and made efforts to strengthen growth by actively developing our overseas business.

As a result of the above, with respect to our consolidated business results for the third quarter of the current fiscal year, overall sales increased as compared to the corresponding period of the previous fiscal year mainly due to the expansion of sales attributable to our businesses in the United States and China, and also due to the inclusion of the business results of Eveden Group Limited (“Eveden”), an English company that became our subsidiary in April 2012. Operating income decreased as compared to the corresponding period of the previous fiscal year due to an increase in selling, general and administrative expenses of Wacoal Corp. and the impact of the lower profitability of our subsidiaries, despite our efforts to achieve efficiency through cost reduction and cutting expenses.

Net sales:	135,547 million yen (an increase of 2.6% as compared to the corresponding period of the previous fiscal year)

Operating income:	11,532 million yen (a decrease of 1.2% as compared to the corresponding period of the previous fiscal year)

Pre-tax net income:[2]	11,602 million yen (an increase of 2.7% as compared to the corresponding period of the previous fiscal year)

Net income attributable to Wacoal Holdings Corp.:	7,066 million yen (a decrease of 1.8% as compared to the corresponding period of the previous fiscal year)

(ii)	Business Overview of Our Operating Segments

a.	Wacoal Business (Domestic)

In our Wacoal brand business, sales of our core brassiere products showed steady performance, generally due to the increased sales of our campaign products. Sales of undergarments were below the results for the corresponding period of the previous fiscal year due to the poor performance of our basic light items, which was affected by weather conditions, despite the favorable performance of certain thick fabric products using natural materials. On the other hand, sales of underpants that were featured in TV commercials showed strong performance as a result of enhanced promotions at stores. As a result of the above, overall sales of our Wacoal brand business exceeded the results for the corresponding period of the previous fiscal year.

In our Wing brand business, sales of our core brassieres showed steady performance due to the favorable performance of our products based on “body aging” and an increase in the number of shops promoting our collaboration products with our major clients. Sales of our bottom products performed poorly due to weak sales of Style Science series products with functionality. Sales of men’s innerwear fell below the results for the corresponding period of the previous fiscal year due to the poor performance of our seasonal products. As a result of the above, overall sales of our Wing brand business fell below the results for the corresponding period of the previous fiscal year.

In our retail business, sales at existing and new stores of our direct retail store AMPHI showed favorable performance and our Wacoal Factory Stores also showed an increase in sales due to the opening of new stores. As a result, overall sales of our retail business exceeded the results for the corresponding period of the previous fiscal year.

[2]	This item refers to “income before income taxes, equity in net income (loss) of affiliated companies, and net loss (income) attributable to noncontrolling interests” in the consolidated statements of income included in our annual report on Form 20-F for the fiscal year ended March 31, 2012.

In our wellness business, sales of our sports conditioning wear “CW-X” brand were impacted by the products sold by our competitors, but showed favorable performance overall due to the steady performance of our new products with increased functionality and products jointly developed with a major pharmaceutical company. While our functionality-focused business pumps were well received by the consumers, sales of rain shoes remained weak. As a result of the above, overall sales of our wellness business exceeded the results for the corresponding period of the previous fiscal year.

In our catalog sales business, overall sales exceeded the results for the corresponding period of the previous fiscal year due to the favorable performance of catalog and internet sales.

In summation, overall sales attributable to Wacoal Business (domestic) remained unchanged from the results for the corresponding period of the previous fiscal year, due to the steady performance of our core operating businesses within Wacoal Corp. With respect to profitability, our operating income fell below the results for the corresponding period of the previous fiscal year due to an increase in selling, general and administrative expenses of Wacoal Corp. and expenses incurred for the relocation of our distribution center.

Net sales:	90,126 million yen (a change of 0.0% as compared to the corresponding period of the previous fiscal year)

Operating income:	8,937 million yen (a decrease of 3.9% as compared to the corresponding period of the previous fiscal year)

b.	Wacoal Business (Overseas)

In our overseas operations, we made aggressive efforts in expanding our U.S. market share and enhancing our product lineup mainly at department stores, which are our major clients, as well as in expanding our sales areas and channels. Sales exceeded the results for the corresponding period of the previous fiscal year as a result of steady performance generally shown by our core brassiere products, despite the impact of the aftermath of a big hurricane that struck the United States in October, and the strong performance of our internet sales and our business in Canada. With respect to profitability, operating income exceeded the results for the corresponding period of the previous fiscal year due to an increase in net sales. The exchange rate in the third quarter of the current fiscal year was 79 yen per dollar (compared to 78 yen per dollar for the corresponding period of the previous fiscal year).

With respect to our business in China, we made efforts in strengthening our production lineup and improving the retention rates of in-store sales representatives. Although sales showed slowed growth due to the economic slowdown and the anti-Japan rallies that took place in China in September, overall sales from our business in China exceeded the results for the corresponding period of the previous fiscal year due to the improved sales force and expansion of store openings. With respect to profitability, we recorded an operating loss as a result of an increase in labor costs and the impact of said anti-Japan rallies, despite our efforts in reducing costs. The exchange rate in the third quarter of the current fiscal year was 12 yen per Chinese yuan (the same as the exchange rate for the corresponding period of the previous fiscal year).

Net sales:	16,951 million yen (an increase of 7.0% as compared to corresponding period of the previous fiscal year)

Operating income:	1,260 million yen (a decrease of 10.9% as compared to the corresponding period of the previous fiscal year)

c.	Peach John Business

With respect to Peach John Co., Ltd. (“Peach John”), sales from our core mail-order catalogues fell below the results for the corresponding period of the previous fiscal year due to the expansion of sales of innerwear achieved through TV commercials and the poor performance of outerwear and general merchandise, despite our efforts in increasing occasions to receive orders by sending supplementary volume of catalogues. Net sales attributable to our direct retail stores showed weak performance due to insufficient inventory of our popular items, the effect of which outweighed that of an increase in store openings. With respect to our directly-managed overseas stores, sales from China exceeded the results for the corresponding period of the previous fiscal year due to the opening of new stores, while our directly-managed stores in Hong Kong showed weak performance. As a result of the above, overall sales from our Peach John business fell below the results for the corresponding period of the previous fiscal year. With respect to profitability, despite our cost reduction efforts and efforts to achieve efficiency by cutting expenses, our Peach John business was less profitable than it was for the corresponding period of the previous fiscal year due to reduced sales.

Net sales:	9,261 million yen (a decrease of 12.5% as compared to the corresponding period of the previous fiscal year)

Operating income:	380 million yen (a decrease of 54.4% as compared to the corresponding period of the previous fiscal year)

d.	Other

With respect to the business of Lecien Corporation (“Lecien”), overall sales from Lecien fell below the results for the corresponding period of the previous fiscal year, due to the decreased number of products offered to our major clients in our innerwear business, which offers innerwear products, and as a result of the termination of the unprofitable products at our apparel business, which offers outerwear products. In terms of profit, operating income exceeded the results for the corresponding period of the previous fiscal year due to our successful efforts in cost reduction, in addition to the improvement of profitability from our apparel business and non-incurrence of expenses incurred in connection with the withdrawal from our employee’s pension fund during the previous fiscal year.

As for Nanasai Co., Ltd. (“Nanasai”), which engages in the manufacturing, sales and rental business of mannequins and interior design and construction of stores at commercial facilities, net sales exceeded the results for the corresponding period of the previous fiscal year due to the favorable performance of our construction business, despite the poor performance of our sales business and rental business which were impacted by restrained investments by our business partners and the closing of department stores. With respect to profitability, operating income exceeded the results for the corresponding period of the previous fiscal year as a result of our efforts in cutting expenses.

Sales from Eveden were less than initially expected due to the impact of the economic slowdown seen in European countries and currency fluctuations. With respect to profitability, operating income was less than initially expected due to reduced sales.

Net sales:	19,209 million yen (an increase of 24.0% as compared to the corresponding period of the previous fiscal year)

Operating income:	955 million yen (an increase of 709.3% as compared to the corresponding period of the previous fiscal year)

(2)	Qualitative Information regarding Consolidated Financial Condition

(i)	Assets, Liabilities and Total Shareholders’ Equity

Our total assets as of the end of the current consolidated third quarter were 237,537 million yen, an increase of 16,439 million yen from the end of the previous fiscal year, due to an increase in goodwill as a result of the acquisition of Eveden.

Our total liabilities were 60,586 million yen, an increase of 12,916 million yen from the end of the previous fiscal year, due to an increase in short-term bank loans.

Total Wacoal Holdings Corp. shareholders’ equity was 174,712 million yen, an increase of 3,216 million yen from the end of the previous fiscal year, due to increases in retained earnings and unrealized gain/loss on securities.

As a result of the above, our total shareholders’ equity ratio as of the end of the current consolidated third quarter was 73.6%, a decrease of 4.0% from the end of the previous fiscal year.

(ii)	Cash Flow

Cash and cash equivalents as of the end of the consolidated third quarter of the current fiscal year were 23,646 million yen, a decrease of 6,339 million yen from the end of the previous fiscal year.

(Cash Provided by Operating Activities)

Cash flow provided by operating activities was 11,423 million yen, a decrease of 314 million yen as compared to the corresponding period of the previous fiscal year, after adjustments of changes in assets and liabilities to our net income of 7,233 million yen plus the adjustments of depreciation expenses and deferred taxes.

(Cash Used in Investing Activities)

Cash flow used in investing activities was 23,171 million yen, an increase of 18,697 million yen as compared to the corresponding period of the previous fiscal year, due to the acquisition of a new subsidiary and other factors, despite proceeds from the sale and redemption of marketable securities.

(Cash Provided by Financing Activities)

Cash flow provided by financing activities was 5,930 million yen, an increase of 7,831 million yen as compared to the corresponding period of the previous fiscal year, due to an increase in short-term bank loans and other factors, despite the cash dividend payments.

(3)	Qualitative Information regarding Forecast of Consolidated Business Results

We have not revised our forecast of consolidated business results for the fiscal year ending March 31, 2013 since our announcement on May 15, 2012.

In our domestic business, we will make efforts to expand our share in the domestic innerwear market by developing products based on the key concept of “body aging” and strengthening high volume products. We will also make aggressive efforts to expand our retail business, wellness business and online business, which we believe have further growth potential, and will work on rebuilding supply chain management which can exercise the resources of our group (including our subsidiaries), as a whole.

In our overseas business, mainly in the United States and China, we will continue to work on expanding sales and improving profitability, while responding to changes in the business environment. In addition, we will make efforts to strengthen our operating base and expand sales in the European markets by utilizing the resources of Eveden.

2.	Matters Concerning Summaries (Other Information)

(1)	Summary of Changes in Significant Subsidiaries during the Current Consolidated Quarter:
On April 10, 2012, Eveden became our wholly-owned subsidiary, through our acquisition of all of the outstanding shares of Eveden.

(2)	Application of Simplified Accounting Methods and Specific Accounting Methods:
Not applicable.

(3)	Summary of Changes in Accounting Principles:
(Change in the Fiscal Year End of Certain Subsidiaries)

During the previous consolidated fiscal year (fiscal 2012), the fiscal year ends of certain consolidated subsidiaries were changed from December and February to March to be consistent with our fiscal year end. In connection with this change, we made retroactive adjustments to the consolidated income statement, consolidated comprehensive income statement, consolidated cash flow statement, segment information, and status of sales for the relevant subsidiaries in order to reflect the change of fiscal year end at those consolidated subsidiaries.

3.	Consolidated Financial Statements

(1)	Consolidated Balance Sheets

Accounts	Previous Fiscal Year as of March 31, 2012	Current Consolidated Third Quarter as of December 31, 2012	Increase/(Decrease)
(Assets)	Millions of Yen	Millions of Yen	Millions of Yen
I. Current assets:
Cash and cash equivalents	29,985	23,646	(6,339)
Time deposits	733	1,570	837
Marketable securities	5,179	4,715	(464)
Notes and account receivable	22,725	22,497	(228)
Allowance for returns and doubtful receivables	(1,460)	(2,277)	(817)
Inventories	32,847	35,792	2,945
Deferred income taxes	4,234	4,075	(159)
Other current assets	3,052	4,130	1,078

Total current assets	97,295	94,148	(3,147)

II. Property, plant and equipment:
Land	21,783	21,899	116
Buildings and building improvements	60,077	60,948	871
Machinery and equipment	14,039	14,507	468
Construction in progress	22	67	45

	95,921	97,421	1,500
Accumulated depreciation	(46,843)	(48,152)	(1,309)

Net property, plant and equipment	49,078	49,269	191

III. Other assets:
Investments in affiliated companies	14,599	15,791	1,192
Investments	34,064	37,884	3,820
Goodwill	10,367	20,248	9,881
Other intangible assets	9,541	13,996	4,455
Deferred income taxes	597	520	(77)
Other	5,557	5,681	124

Total other assets	74,725	94,120	19,395

Total assets	221,098	237,537	16,439

Accounts	Previous Fiscal Year as of March 31, 2012	Current Consolidated Third Quarter as of December 31, 2012	Increase/(Decrease)
(Liabilities)	Millions of Yen	Millions of Yen	Millions of Yen
I. Current liabilities:
Short-term bank loans	5,780	16,665	10,885
Notes and accounts payables:
Trade notes	1,429	1,435	6
Trade accounts	10,737	10,677	(60)
Other payables	6,948	4,457	(2,491)

	19,114	16,569	(2,545)
Accrued payroll and bonuses	6,411	4,994	(1,417)
Income taxes payable	1,747	3,062	1,315
Other current liabilities	2,555	5,400	2,845

Total current liabilities	35,607	46,690	11,083

II. Long-term liabilities:
Liability for termination and retirement benefits	2,817	1,984	(833)
Deferred income taxes	7,085	8,671	1,586
Other long-term liabilities	2,161	3,241	1,080

Total long-term liabilities	12,063	13,896	1,833

Total liabilities	47,670	60,586	12,916

(Equity)

I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,447	29,484	37
III. Retained earnings	141,370	144,492	3,122
IV. Accumulated other comprehensive loss:
Foreign currency translation adjustment	(10,916)	(11,690)	(774)
Unrealized gain on securities	4,197	4,696	499
Pension liability adjustment	(2,976)	(2,640)	336
V. Treasury stock	(2,886)	(2,890)	(4)

Total Wacoal Holdings Corp. shareholders’ equity	171,496	174,712	3,216
VI. Noncontrolling interests	1,932	2,239	307

Total equity	173,428	176,951	3,523

Total liabilities and equity	221,098	237,537	16,439

(2)	Consolidated Quarterly Income Statement

Accounts	Previous Consolidated Third Quarter (From April 1, 2011 to December 31, 2011)		Current Consolidated Third Quarter (From April 1, 2012 to December 31, 2012)		Increase/(Decrease)
	Millions of Yen	%	Millions of Yen	%	Millions of Yen
I. Net Sales	132,057	100.0	135,547	100.0	3,490
II. Operating costs and expenses
Cost of sales	61,925	46.9	63,111	46.6	1,186
Selling, general and administrative expenses	58,463	44.3	60,904	44.9	2,441

Total operating costs and expenses	120,388	91.2	124,015	91.5	3,627

Operating income	11,669	8.8	11,532	8.5	(137)
III. Other income (expenses):
Interest income	76		66		(10)
Interest expense	(73)		(132)		(59)
Dividend income	703		742		39
Gain on sale or exchange of marketable securities and investments, net	23		26		3
Valuation gain (loss) on investment in marketable securities and/or investment securities, net	(868)		(354)		514
Other profit and (loss), net	(235)		(278)		(43)

Total other income (expenses)	(374)	(0.3)	70	0.0	444

Pre-tax net income	11,295	8.5	11,602	8.5	307
Income taxes	5,011	3.8	5,174	3.8	163

Income before equity in net income of affiliated companies and net income attributable to noncontrolling interests	6,284	4.7	6,428	4.7	144
Equity in net income of affiliated companies	1,003	0.8	805	0.6	(198)

Net income	7,287	5.5	7,233	5.3	(54)
Net income attributable to noncontrolling interests	(92)	(0.1)	(167)	(0.1)	(75)

Net income attributable to Wacoal Holdings Corp.	7,195	5.4	7,066	5.2	(129)

(3)	Consolidated Quarterly Comprehensive Income Statement

Accounts	Previous Consolidated Third Quarter (From April 1, 2011 to December 31, 2011)	Current Consolidated Third Quarter (From April 1, 2012 to December 31, 2012)	Increase/(Decrease)
	Millions of Yen	Millions of Yen	Millions of Yen
I. Net income (loss)	7,287	7,233	(54)

II. Other comprehensive income (loss) – after adjustment of tax effect:
Foreign currency translation adjustment	(2,341)	(770)	1,571
Net unrealized gain (loss) on securities	(662)	503	1,165
Pension liability adjustment	227	336	109

Total other comprehensive profit (loss)	(2,776)	69	2,845

Comprehensive profit	4,511	7,302	2,791
Comprehensive loss attributable to non-controlling interests	(47)	(175)	(128)

Comprehensive profit attributable to Wacoal Holdings Corp.	4,464	7,127	2,663

(4)	Consolidated Cash Flow Statements

Accounts	Previous Consolidated Third Quarter (From April 1, 2011 to December 31, 2011)	Current Consolidated Third Quarter (From April 1, 2012 to December 31, 2012)
	Millions of Yen	Millions of Yen
I. Operating activities
1. Net income	7,287	7,233
2. Adjustments of net income to cash flow from operating activities
(1) Depreciation and amortization	3,480	3,509
(2) Allowance for returns and doubtful receivables	435	717
(3) Deferred taxes	1,190	46
(4) Gain on sale of fixed assets	45	29
(5) Loss on sale and exchange of marketable securities and investment securities	(23)	(26)
(6) Valuation gain on investment in marketable securities and investment securities	868	354
(7) Equity in net income of affiliated companies – less dividends	(442)	(235)
(8) Changes in assets and liabilities
Decrease (increase) in receivables	(172)	2,256
Decrease (increase) in inventories	(624)	230
Increase in other current assets	(878)	(470)
Decrease in payables and accounts payable	(760)	(3,309)
Decrease in reserves for retirement benefits	(496)	(552)
Increase in other liabilities	1,433	1,156
(9) Other	394	485

Net cash flow provided by operating activities	11,737	11,423

II. Investing activities
1. Increase in time deposits	(108)	(1,170)
2. Decrease in time deposits	459	410
3. Proceeds from sales and redemption of marketable securities	2,874	1,025
4. Acquisition of marketable securities	(4,839)	(475)
5. Proceeds from sales of fixed assets	223	35
6. Acquisition of tangible fixed assets	(2,021)	(1,656)
7. Acquisition of intangible fixed assets	(495)	(579)
8. Proceeds from sales of investments	21	95
9. Acquisition of investments	(606)	(3,721)
10. Acquisition of new subsidiary (net of cash acquired)	—	(16,906)
11. Other	18	(229)

Net cash flow used in investing activities	(4,474)	(23,171)

III. Financing activities
1. Net increase in short-term bank loans	514	10,722
2. Financing from long-term debt	500	2,037
3. Repayment of long-term debt	(50)	(2,808)
4. Acquisition of treasury stock	(13)	(8)
5. Sale of treasury stock	5	0
6. Dividends paid in cash on common stock	(2,817)	(3,944)
7. Dividends paid in cash on common stock to the non-controlling interests	(47)	(69)

8. Other	7	—

Net cash flow provided by (used in) financing activities	(1,901)	5,930

IV. Effect of exchange rate on cash and cash equivalents	(427)	(521)

V. Increase (Decrease) in cash and cash equivalents	4,935	(6,339)
VI. Initial balance of cash and cash equivalents	26,316	29,985

VII. Period end balance of cash and cash equivalents	31,251	23,646

Additional Information

Cash paid for:
Interest	69	121
Income taxes	3,541	3,827
Noncash investing activities
Acquisition amount of investment securities through stock swap	126	—
Acquisition cost of fixed assets	—	279

(5)	Notes on Going Concern

Not applicable.

(6)	Segment Information

(i)	Operating Segment Information

Previous Consolidated Third Quarter (From April 1, 2011 to December 31, 2011)

(Unit: Millions of Yen)

	Wacoal business (Domestic)	Wacoal business (Overseas)	Peach John business	Other	Total	Elimination or corporate	Consolidated
Net sales
(1) Net sales to outside customers	90,139	15,836	10,586	15,496	132,057	—	132,057
(2) Internal sales or transfers among segments	2,245	4,799	147	4,182	11,373	(11,373)	—

Total	92,384	20,635	10,733	19,678	143,430	(11,373)	132,057

Operating income	9,304	1,414	833	118	11,669	—	11,669

Current Consolidated Third Quarter (From April 1, 2012 to December 31, 2012)

(Unit: Millions of Yen)

	Wacoal business (Domestic)	Wacoal business (Overseas)	Peach John business	Other	Total	Elimination or corporate	Consolidated
Net sales
(1) Net sales to outside customers	90,126	16,951	9,261	19,209	135,547	—	135,547
(2) Internal sales or transfers among segments	1,800	5,703	149	4,035	11,687	(11,687)	—

Total	91,926	22,654	9,410	23,244	147,234	(11,687)	135,547

Operating income	8,937	1,260	380	955	11,532	—	11,532

(Note)	1.	Core products of respective businesses:

Wacoal business (Domestic):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

Wacoal business (Overseas):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

Peach John business:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, and other textile-related products, etc.

Other:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, other textile-related products, mannequins, shop design and implementation, etc.

2.

Asset-related information by operating segment:

During the current consolidated first quarter, the amount of asset in “Other” segment increased 20,893 million yen from the amount of such assets as of the end of the previous fiscal year, as a result of making Eveden and its subsidiary our wholly-owned subsidiaries. Accordingly, the amount of asset in “Other” segment as of the end of the current consolidated third quarter was 41,459 million yen.

(ii)	Segment Information by Region

Previous Consolidated Third Quarter (From April 1, 2011 to December 31, 2011)

(Unit: Millions of Yen)

	Japan	Asia	Europe/N.A.	Consolidated
Net sales to outside customers	115,623	7,704	8,730	132,057
Distribution ratio	87.6%	5.8%	6.6%	100.0%
Operating income	10,333	403	933	11,669

Current Consolidated Third Quarter (From April 1, 2012 to December 31, 2012)

(Unit: Millions of Yen)

	Japan	Asia/Oceania	Europe/N.A.	Consolidated
Net sales to outside customers	112,916	9,360	13,271	135,547
Distribution ratio	83.3%	6.9%	9.8%	100.0%
Operating income	10,192	362	978	11,532

(Note)	1.	Countries or areas are classified according to geographical proximity.
	2.	Major countries and areas included in the respective segments other than Japan:
		Asia/Oceania: various countries of East Asia, Southeast Asia, West Asia and Australia
		Europe/N.A.: North America and European countries
	3.	Sales are classified according to the locations of the consolidated companies.

(7)	Notes on Significant Changes in the Amount of Total Shareholders’ Equity

Not applicable.

(8)	Status of Sales

Type of product	Previous Third Quarter (From April 1, 2011 to December 31, 2011)		Current Third Quarter (From April 1, 2012 to December 31, 2012)		Increase/(Decrease)
	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Innerwear
Foundation and lingerie	95,478	72.3	100,047	73.8	4,569	4.8
Nightwear	7,466	5.7	7,410	5.5	(56)	(0.8)
Children’s underwear	1,297	1.0	1,245	0.9	(52)	(4.0)

Subtotal	104,241	79.0	108,702	80.2	4,461	4.3

Outerwear/Sportswear	13,065	9.9	12,654	9.3	(411)	(3.1)
Hosiery	1,337	1.0	1,265	0.9	(72)	(5.4)
Other textile goods and related products	6,245	4.7	5,685	4.2	(560)	(9.0)
Other	7,169	5.4	7,241	5.4	72	1.0

Total	132,057	100.0	135,547	100.0	3,490	2.6